

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

October 4, 2017

Kevin Kearney
Chief Executive Officer
LED Lighting Company
2090 Novato Boulevard
Novato, CA 94947

> **Re: LED Lighting Company**
> **Preliminary Proxy Statement on Schedule PRE 14A**
> **Filed September 12, 2017, as amended**
> **File No. 000-54146**

Dear Mr. Kearney:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                            Sincerely,

                                            /s/ Amanda Ravitz

                                            Amanda Ravitz
                                            Assistant Director
                                            Office of Electronics and Machinery

cc: Steven J. Davis, Esq.